UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 18, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated September 18, 2013 relating to the unusual price and trading volume movements of the shares of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: September 18, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

Reference is made to a recent media report regarding possible acquisition by Hong Kong Television Network Limited (the “Company”) of certain interests in Asia Television Limited (“ATV”). The board of directors (the “Board”) of the Company wishes to clarify that as at the date of this announcement, the Company has not entered into any agreement and there is no on-going negotiation for the acquisition of any interest in ATV. As part of its ongoing efforts to optimize its capital structure and enhance shareholder value, the Company is exploring various strategic initiatives from time to time. If such potential strategic initiatives materialize, the Company will comply with the applicable requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited accordingly.

In addition, the Board has noted today’s increases in the price and trading volume of the shares of the Company. Having made such enquiry with respect to the Company as is reasonable in the circumstances, the Board confirms that it is not aware of any reasons for these price and volume movements or of any information which must be announced to avoid a false market in the Company’s securities or of any inside information that needs to be disclosed under Part XIVA of the Securities and Futures Ordinance.

This announcement is made by the order of the Company. The Board collectively and individually accepts responsibility for the accuracy of this announcement.

By Order of the Board
Hong Kong Television Network Limited Wong Nga Lai, Alice
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 18 September 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.